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SEC FILE NUMBER 033-19694
CUSIP NUMBER 33761X107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FirstCity Financial Corporation

Full Name of Registrant

Former Name if Applicable

6400 Imperial Drive

Address of Principal Executive Office (Street and Number)

Waco, Texas 76712

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

See Exhibit A attached hereto.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard J. Vander Woude	254	751-1750

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒   Yes ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[See Exhibit B attached hereto.]

FirstCity Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2005	By:	/s/ J. Bryan Baker
J. Bryan Baker
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

EXHIBIT A
To
Form 12b-25

PART III

     FirstCity Financial Corporation’s (the “Company”) report on Form 10-Q, despite its best efforts, could not be filed without unreasonable expense or delay within the prescribed time period because information required for completion and filing is not yet available due to difficulties in finalizing financial results.

[EXHIBIT B
To
Form 12b-25]

PART IV

     Earnings to common stockholders of $2.5 million for the three months ended March 31, 2005 decreased by $2.3 million or 47% compared to the three months ended March 31, 2004 primarily as a result of the completion of the sale of the Company’s 31% interest in Drive Financial Services LP (“Drive”) in the fourth quarter of 2004. Although earnings to common stockholders decreased period to period, income from continuing operations increased from $1.7 million or $.15 per share during the quarter ended March 31, 2004 to $2.5 million or $.21 per share during the quarter ended March 31, 2005 as a result of increased revenue in the Company’s Portfolio acquisition business and reduced corporate interest expense as a result of lower debt levels due to the pay down of debt in the fourth quarter 2004 with the majority of the proceeds from the sale of Drive.